FORM 10-Q FOR THE QUARTER ENDED SEPTERMBER 30, 2003

EXHIBIT 11.01

COMPUTATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Earnings:
Net loss available to common stock	$(1,147)	$(4,489)	$(18,110)	$(4,571)

Shares:
Weighted average common shares outstanding	27,990	27,862	27,937	27,859
Dilutive effect of stock options	—	—	—	—

Average diluted shares outstanding and equivalents	27,990	27,862	27,937	27,859
Basic earnings per common share:
Net loss	$(0.04)	$(0.16)	$(0.65)	$(0.16)

Diluted earnings per common share:
Net loss	$(0.04)	$(0.16)	$(0.65)	$(0.16)